Stahl & Zelmanovitz

VIA EDGAR	September 16, 2009

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.W. Washington, D.C. 20549-7010
Attention:	H. Roger Schwall, Assistant Director
Re:	NGAS Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008 — Filed March 12, 2009
Form 10-Q for the Fiscal Quarter ended June 30, 2009 — Filed August 4, 2009
Schedule 14A — Filed April 29, 2009
File No. 0-12185
Ladies and Gentlemen:
     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated August 31, 2009 (the “Comment Letter”) from its review of the captioned periodic reports and proxy statement. The following responses are keyed to the numbered paragraphs in the Comment Letter, which are quoted in italics for convenience. They include proposed responsive amendments to the captioned annual report (the “Report”), marked to show changes from the Report, for subsequent filing on Form 10-K/A (the “10-K/A”), as well as proposed responsive disclosure for future proxy statements, marked to show changes from the captioned Schedule 14A (the “Proxy Statement”).
Form 10-K for the Fiscal Year Ended December 31. 2008
General
1.	Ensure that you check the box on the cover page regarding delinquent filers, if applicable. We did not find any disclosure of delinquent filers in your Form 10-K or Schedule 14A.
Response to Comment No. 1
     The Company had no delinquent filers for transactions during 2008. The box will be checked correctly in future filings.
Management’s Discussion and Analysis, page 20
Liquidity and Capital Resources, page 25
2.	We note that you intend to reduce “capital spending to approximately $15 million for 2009.” You indicate that in 2008, you used $56,875,544 in “investing activities.” Quantify the amount of 2008 expenditures that you deemed “capital spending,” and disclose the percentage amount of the reduction you plan for 2009 in that regard.
Response to Comment No. 2
     The reported net cash used in investing activities during 2008 included $56,349,317, or 99.1%, for capital expenditures, described in the Report as “net additions to oil and gas properties and gathering systems.” The 10-K/A will clarify this point and will include responsive disclosure quantifying the percentage reduction from 2008 capital expenditures, which amounts to 73% on a comparative basis.
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Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

Note 1 — Summary of Significant Accounting Policies, page F-8
(b) Basis of Consolidation, page F-8
3.	We note you disclose that your wholly owned subsidiary Daugherty Petroleum, Inc. maintains a combined interest as both general partner and an investor in certain drilling programs and that you account for those drilling interests using the proportionate consolidation method. Please explain how you overcame the presumption that you control these drilling programs in determining that you would not need to fully consolidate these interests pursuant to the guidance in EITF 04-5.
Response to Comment No. 3
     A similar comment on the Company’s use of proportionate consolidation for its interests in sponsored drilling partnerships was issued during the course of a 2007 review of its shelf registration statement and incorporated reports. The staff’s comment was issued under Item 1 of a letter dated October 16, 2007. Supplemental information from our responsive correspondence dated October 22, 2007 is germane to the issue and is provided for background purposes below.
     “1. In applying the guidance of EITF 00—1 to determine the appropriateness of accounting for its interests in sponsored drilling programs under the proportionate consolidation method, the Company recognizes that it does not meet the criteria for the exception from equity accounting under paragraph 1 based on its undivided interest or joint liability, since each investment partnership and its operating joint venture is a separate legal entity. However, it does satisfy the criteria for proportionate gross financial statement presentation under paragraph 2, since the sole activity of each drilling program is the extraction of oil and gas, and none of the programs engage in any disqualifying activities under paragraph 4 of EITF No. 00—1, such as refining, marketing or transporting extracted mineral resources. As discussed in the Report, all gas gathering activities and ongoing expansion of infrastructure for the Company’s operated properties are conducted by and for the account of the Company, with no involvement or contribution by the drilling programs, and all gas marketing is performed by specialized intermediaries that are not affiliated with the Company. In addition, neither the Company nor the drilling programs are involved in gas transportation, which is specified as a disqualifying activity under the consensus.
     “Although the Company’s economic interests in sponsored drilling programs range from 12.5% to 75%, including its 1% interest as managing general partner of each associated investment partnership, and it has substantive control of all activities at both the investment partnership and operating partnership levels under their partnership agreements, most of the Company’s investments are less than 40% on a combined program and partnership basis. . . . Accordingly, while we acknowledge that use of proportionate gross financial statement presentation, as described in paragraph 2 of EITF No. 00—1, for investments that would otherwise be accounted for under the equity method is limited to the narrowly defined conditions discussed in paragraph 4 of the consensus, the Company believes that both the form and substance of its investments in sponsored drilling programs fully satisfy those conditions and criteria.”
     The Company has evaluated the continued use of proportionate consolidation rather than the equity method for its interests in sponsored drilling partnerships based on the guidance of EITF 04—5. In addition to the factors cited under the guidelines of EITF 00—1, the Company believes its current accounting method is entirely appropriate under the framework of EITF 04—5 for several reasons.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

     Under EITF 04—5, a general partner of a limited partnership is presumed to control the partnership and is required to consolidate its partnership interest, regardless of the extent of its ownership interest, unless the limited partners have sufficient rights to overcome the presumption, as a matter of judgment that depends on the particular facts and circumstances. In general, the presumption is only overcome under EITF 04—5 if the limited partners have either:
•	The ability to dissolve the limited partnership or remove the general partner without cause by a simple majority vote of the limited partners, referred to as “substantive kick-out rights;” or

•	The ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of business, referred to as “substantive participating rights.”
     As reflected in the partnership agreements of the investment limited partnership and operating general partnership comprising each “drilling program” sponsored by the Company (Exhibits 10.12 and 10.13 to the Report), the ability of drilling program investors (“unitholders”) to dissolve the partnership or remove the general partner without its consent requires a 75% supermajority vote of the unitholders. There are also geographical and logistical considerations that could present significant barriers to the exercise of these rights. In addition, although a unilateral right to withdraw from a partnership may affect this analysis if the withdrawal would trigger a dissolution, unitholders have no withdrawal rights, and any exercise of limited rights to transfer their units require the general partner’s consent but would not dissolve the limited partnership. Accordingly, the unitholders have no substantive kick-out rights.
     The partnership agreements of each drilling program also establish the lack of any substantive participation rights by unitholders. Under the partnership agreements, an investment partnership may not take part in the management of the associated operating partnership or transact any business on its behalf, and the unitholders have no right to participate in investment partnership management, which is delegated solely to Company’s operating subsidiary, Daugherty Petroleum, Inc. (“DPI”), as the managing general partner. In addition, although the unitholders have limited voting rights on any amendments to the partnership agreement or any sale or exchange of all or substantially all of the assets of a partnership, these are outside the ordinary course and constitute protective rights, not substantive participating rights, under EITF 04—5. The Company understands that these assessments are required under EITF 04—5 on a continuing basis and undertakes to perform this evaluation based on all the relevant facts and circumstances as part of its ongoing financial reporting process.
Note 8 — Long Term Debt, page F-12
4.	We note your disclosure pertaining to your 6% convertible notes, indicating that the conversion price has changed from $14.34 to $12.94 in conjunction with the issuance of shares in November 2007 pursuant to terms of the note agreement. Tell us how you accounted for this change in the conversion rate of your notes, and provide any additional information necessary to understand your view on the applicability of the guidance in paragraph 23 of EITF 00-27.

Additionally, with regard to the beneficial conversion feature of $1,748,926 recognized when issuing the convertible notes, please explain how your subsequent accretion of the contributed surplus balance is consistent with the guidance in paragraph 9 and Case Examples 3 and 4 of EITF 98-5, also the guidance in paragraph 19 of EITF 00-27.

If you believe your accounting conforms to this guidance, please identify the lines items where you report the discount and accretion in your financial statements and submit a roll-forward of your discount, and a schedule reconciling this balance and the incremental interest expense recognized

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

each period to the applicable line items in your Balance Sheets, Statements of Operations and Statements of Cash Flows.
Response to Comment No. 4
     The Company has accreted the contributed surplus of $1,748,926 attributed to the beneficial conversion feature of its 6% convertible notes on a straight-line basis, computed from their issuance date to the stated redemption date, in accordance with paragraph 19 of EITF 00-27. Annex A to this letter provides a roll-forward of the accretion, which is recorded as a debit to contributed surplus and a credit to long-term debt on the balance sheets. Payments of the 6% coupon on the $37 million face amount of the notes, amounting $2.2 million in 2008, are included in interest expense on the statements of operations.
     Despite the referenced change in the conversion rate of the notes resulting from an anti-dilution adjustment in November 2007, the Company believes the continued accretion of the original contributed surplus is consistent with the intent, if not the strict application, of EITF 98-5 and EITF 00-27. We recognize that a literal application of paragraph 23 of EITF 00-27 would result in a significant additional allocation to the beneficial conversion feature of the notes, since an assumed conversion of their entire $37 million principal amount following the anti-dilution adjustment from $14.34 to $12.94 would be deemed to provide the holders with an extra 279,156 shares valued at $3,640,194 based on a commitment date market price of $13.04 per common share. We note, however, that $13.04 was near the historical high for the common stock, which closed at $6.13 on the date of the anti-dilution adjustment and currently trades in the $2.00 range.
     Although this computation suggests that additional value was extended to the note holders from the anti-dilution adjustment, the Company believes the resulting $3.6 million reduction in the carrying amount of the notes could be confusing or even misleading to financial statement readers in view of the low probability of any actual realization from the conversion feature of the notes. In addition, based on the underlying principles of the referenced accounting literature, in view of the disparity between the adjusted note conversion price and the prevailing market price of the common stock, the true intrinsic value relating to the conversion price adjustment would not be measurable and should not be recognizable in the absence of an actual conversion event. Accordingly, since any further reduction in the Company’s reported indebtedness under the notes would not accurately reflect its financial obligation for their repayment at maturity, the Company believes its election to continue accreting the original value allocated to their beneficial conversion feature is appropriate.
Form 10-K for the Fiscal Year Ended December 31. 2008 and Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Certifications, exhibits 31.1 and 31.2
5.	Please confirm to us in writing that in future filings, you will obtain and file certifications that match the exact form set forth in Item 601(b)(31) of Regulation S-K. Both certifications include a significant number of changes from the required form, including deletions, the use of defined terms, changed punctuation, and the addition of text not set forth in Item 601(b)(31).
Response to Comment No. 5
     The certifications to be included in the 10-K/A and subsequent periodic reports will be conformed to the exact format required under Regulation S-K. Redlined versions reflecting the changes from the certifications in the Report are set forth in Annex B to this letter.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

Schedule 14A filed April 29, 2009
General
6.	Regarding the comments that follow for the Schedule 14A filed April 29, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments
Response to Comment No. 6
     The Company’s future filings on Schedule 14A will comply with the staff’s comments on the Proxy Statement. Examples of the proposed forms of responsive disclosures are provided or referenced below. Where appropriate, the proposed responsive disclosures are marked to show changes to the existing disclosures in the Proxy Statement.
Committee Charters and Code of Ethics. page 3
7.	You state that printable versions of your committee charters and code of ethics are available on your website, but your website does not include such printable versions. Ensure that you fully comply with Item 406(c) of Regulation S-K. In that regard, provide all the disclosure Item 406(c)(3) requires, or satisfy 406(c)(2), including the guidance set forth in Instruction 2 to Item 406.
Response to Comment No. 7
     The Company has added printable versions of its committee charters and code of ethics to its website, along with biographical information on its independent directors, under the home page tab captioned “Management and Board Members.” The committee charters and code of ethics will remain available on the Company’s website in accordance with Item 406 of Regulation S-K as long as the Company is subject to those requirements.
Compensation Discussion and Analysis, page 7
8.	While we note your disclosure that you do not use benchmarking, please clarify how you determine “competitive market practices” used in your determination of the allocation among compensation elements for 2008, specify how each element of compensation relates to the data you analyzed from the comparator companies, and identify the companies used to measure the competitive market practices. See generally Item 402(b)(2)(xiv) of Regulation S-K.
Response to Comment No. 8
     Prior to submission of the CEO’s recommendations to the compensation committee on the amounts and mix of compensation elements for senior management in a particular year, the Company updates its list of comparator companies and reviews their most recent proxy statements to compile tallies on reported base salaries and bonus payouts to their named executives officers. The following comparator companies were used for the 2008 review:
•	Abraxas Petroleum Corp.

•	Delta Petroleum Corp.

•	Ram Energy Resources, Inc.

•	Brigham Exploration Company

•	Gasco Energy Inc.

•	TXCO Resources, Inc.

•	Carrizo Oil & Gas, Inc.

•	Parallel Petroleum Corp.

•	Warren Resources, Inc.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

     At the time of the Company’s 2008 review of competitive market practices, executive compensation data for these comparator companies was generally derived from their 2007 proxy statements. Based on that data, a tally of their reported base salaries and bonus payouts for 2006 averaged approximately $528,000 for their CEOs, $291,000 for their CFOs and $314000 for their other named executive officers. The mix of these elements among these companies varied significantly, even without consideration of the equity components of their reported compensation.
     In preparing recommendations on executive compensation and implementing that program, the Company’s management and compensation committee consider comparator group data as an end point in evaluating the competitiveness of the Company’s program, not as a starting point for recommending or determining the appropriate amounts or mix of compensation elements. We have reviewed the CDA disclosure in the Proxy Statement on the role of comparator group data in light of the staff’s comments and appreciate the appropriateness of clarifying these points. The Company proposes to modify its disclosure throughout the CDA discussion in future proxy statements to reflect these clarifications, along with additional separate disclosure on the role of comparator group data under the caption “Compensation Related Policies,” to read substantially as follows:
     Role of Peer Group Comparisons. We do not utilize outside consulting services or use any particular analytical tools, “benchmarking” or other strict formulas to establish our executive compensation levels or components by comparison to other companies. To validate the competitiveness of our executive compensation program, however, we review and consider publicly reported data from our industry sector at least annually. We focus on market data from a mix of comparably sized, publicly held exploration and production (E&P) companies that may compete for executive talent or otherwise affect the expectations of E&P participants and investors on executive pay. For our [2009] review, this “peer” group consisted of the following companies:
•	[ 2009 comparator companies ]

•	[ To be determined ]

•	[ ]

•	[ ]
     In designing our executive compensation program, the compensation committee of our board considers comparator group data as an end point to validate the competitiveness of the company’s program, not as a stating point for determining the appropriate amounts or mix of compensation elements, which vary widely within this peer group. For that reason, the committee generally focuses on a tally of their reported base salaries and bonus payouts. Based on data from their [2008] proxy statements reviewed by the committee in its validation process, the tallies of these cash compensation components for [2007] averaged approximately [$628,000] for their chief executive officers, [$337,000] for their chief financial officers and [$359,000] for their other named executive officers. Our 2009 executive payouts of these components were within the mid-range of these reported peer group averages, supporting the committee’s determination that our executive compensation program remains competitive under prevailing market conditions.
9.	In addition, disclose how you determine “competitive market compensation paid by other companies in our industry sector for similar positions” that you then used in your determination of base salaries. Please identify the companies that you used to derive the “competitive market information” you evaluated to set the base salary levels “intended to reflect the overall market median for [y]our industry sector.”

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

Response to Comment No. 9
     In addition to the disclosure proposed in response to Item 8 of the Comment Letter, the Company proposes to modify the referenced disclosure in future proxy statements substantially as follows:
     Allocation Among Compensation Elements. In determining executive compensation for the year, the committee considers the total amount to be paid or earned by each officer from all forms of compensation. The size and proportion of each element is based primarily on an assessment of ~~competitive market practices,~~ individual and company performance in the prior year and the company’s operating budget in the current year. Generally, the level of incentive compensation, both variable pay and equity based, increases as a percentage of total compensation in relation to an executive officer’s responsibilities within the company. We believe it is appropriate to expose a significant part of executive compensation to performance risk, depending upon seniority. Since our business is subject to a high degree of commodity price volatility that can affect the market price of our common stock in either direction, we do not include stock price levels among our performance criteria. In allocating among compensation elements, however, we do consider prior equity based incentive awards and current stock and stock option holdings by our senior management.
     To validate the competitiveness of our executive compensation packages, we also consider publicly available executive compensation data from a mix of comparably sized exploration and production companies. Although we review all components of their reported compensation programs, based on their prior year’s proxy statements, we generally focus on a tally of their executive base salaries and cash payouts, without regard to equity based compensation, in view of wide variations in the mix of compensation elements among these companies and the lack of uniformity in their equity based programs. See “Compensation Related Policies — Role of Peer Group Comparisons.”
10.	Finally, identify the “peer companies” used to determine that “[y]our executives have moderate ownership levels” in analyzing your stock ownership guidelines.
Response to Comment No. 10
     In analyzing comparative stock ownership levels of its executives for 2008, the Company used the same comparator group that was utilized in its validation process for the competitiveness of its 2008 executive compensation program. Reported insider ownership within that group ranged from 7.4% to 32.0% at year-end 2007, or an average of 13.6%, compared to 8.7% for the Company’s officers and directors at that time. The Company’s future proxy statements will identify any comparator group used in evaluating its management’s equity positions, along with proposed modifications to its CDA discussion in the “Compensation Related Policies” section as follows:
     Stock Ownership Guidelines. We have a long-standing policy emphasizing the importance of stock ownership by our officers, directors and key employees. Since 1997, we have maintained shareholder-approved equity plans for recognizing their contributions through stock option grants and, beginning in 2003, through stock awards. These plans are administered by our compensation committee. See “Compensation Elements — Long-Term Equity Based Incentives.” Although we have no formal guidelines or requirements for specific ownership levels~~, in reviewing the equity positions held~~ by the members of our senior management team, in reviewing their equity positions at the end of ~~in~~ [2009]~~2008~~, the

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

compensation committee determined that our executives have moderate ownership levels compared to ~~the~~ reported insider holdings among the same group ~~management~~ of peer companies used in its [2010] compensation review. See “Role of Peer Group Comparisons” above.
Base Salary. page 8
11.	We note that your compensation committee is “guided by recommendations from the CEO” which may occur “with or without the participation of the CEO.” Please clarify the compensation committee’s role and authority with respect to final compensation determinations for the CEO and to what extent the CEO is permitted to make, and has in the past made, recommendations regarding his own salary. See Item 407(e)(3) of Regulation S-K.
Response to Comment No. 11
     In future proxy statements, the Company proposes the following responsive modifications:
•	Clarifying the compensation committee’s role on page 3 of the Proxy Statement as follows:
     Compensation Committee. The compensation committee of our board is responsible for establishing~~recommending~~ compensation levels for executive officers of the company. . . .
•	Clarifying the compensation committee’s authority on page 7 of the Proxy Statement as follows:
     General. Our executive compensation program is designed to provide a competitive mix of both current and long-term payouts. The program is implemented each year by the compensation committee of our board, which has sole authority to determine the compensation components and amounts for our named executive officers, including our CEO.  The components of our executive compensation program are comprised of the following elements:
•	Deleting the second paragraph in the “Base Salary” section on page 8 of the Proxy Statement, consistent with the foregoing responses; and

•	Modifying the third paragraph in the “Base Salary” section on page 8 of the Proxy Statement to read substantially as follows:
     Base salaries for our executives are intended to reflect the scope of their responsibilities, their tenure with the company and their individual contributions and performance. In determining base salaries for our executive officers, the compensation committee is guided by recommendations from the CEO, including recommendations for his own base salary. Changes to those recommendations may be developed by the committee with or without the participation of the CEO, with a view to maintaining an equitable internal apportionment for seniority and other appropriate considerations. Base salaries for our named executive officers were maintained during 2007 at the same rates in effect for the prior year. During 2008, base salaries were increased over those prior-year levels by 14% for our CEO, 67% for our CFO and 18% for our other named executive officers. [To be updated in 2010 proxy statement for current year salaries]. For each of these periods, the base salaries established by the committee were consistent with management’s recommendations.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

12.	Please disclose the material differences in compensation policies or performance with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, there is a significant disparity in the percentage increase of base salary for the CFO as compared to that of the other named executive officers for 2008. Please provide a more detailed discussion of how and why the increase in the base salary for the CFO differs so significantly from the increase given the other named executive officers.
Response to Comment No. 12
     As noted in the biographical information on pages 3 and 6 of the Proxy Statement, Mr. Daugherty founded DPI in 1984, and Messrs. Barr and Wallen have served in senior executive positions with DPI since 1993 and 1995, respectively, while Mr. Windisch joined the Company in 2002 after five years of audit practice. In addition to the other responsive modifications to the last paragraph in the “Base Salary” section on page 8 of the Proxy Statement, the Company proposes to address this point by adding the following explanation to the end of that paragraph:
. . . The significant increases in base salary levels for our CFO reflect his tenure with the company after several years of compensation below market rates, having joined us in 2002 following five years of experience in the audit practice of PricewaterhouseCoopers LLP.
Cash Bonuses. page 9
13. Revise to explain further the reference to. a “voluntary reduction of cash bonuses” in 2007.
Response to Comment No. 13
     In next year’s proxy statement, the Company proposes to delete the last sentence from the third paragraph in the “Cash Bonus” section on page 9 of the Proxy Statement and add a new fourth paragraph to read substantially as follows, reiterating the explanatory disclosure on 2007 bonus reductions from its 2008 proxy statement:
     In setting cash bonus levels for 2007, the committee considered various benchmarks achieved by the company in the prior year. The committee also considered a number of challenges facing the company at the time of its 2007 deliberations. These included complexities encountered with ongoing infrastructural build-outs and disappointing results for the first phase of an exploratory project targeting the shallow New Albany shale formation on the eastern rim of the Illinois Basin in western Kentucky. At that time, the board was also assessing a shift in our business model to retain all of our available working interests in new wells drilled on core operated properties, which was expected to entail a reduction in our contract drilling revenues and an increase in our capital expenditure requirements for higher interest wells. Based on these considerations and recommendations from the CEO, annual bonus awards for our named executive officers in 2007 were substantially curtailed, with reductions of 83% for our CEO and Mr. Wallen, 81% for our CFO and 84% for Mr. Barr below their annual bonuses for 2006.
Certain Relationships and Related Transactions, page 17
14.	In prior years, you provided additional detail regarding these loans, both in this section and in the Summary Compensation Table. Provide us with the missing detail, and enhance the disclosure in your filing to include the following information, or explain why you believe these changes would

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

not be necessary or appropriate:
•	Please revise the Summary Compensation Table to account for any imputed interest on the outstanding loans. We note the disclosure at page F-11 of the Form 10-K indicating that the loans are non-interest bearing.

•	Disclose the precise date when each of the outstanding loans was entered into, and briefly describe its principal terms, including for example the applicable interest rate and due date.

•	Disclose why there have been no significant changes to the balances outstanding in recent years.
Response to Comment No. 14
     As reported in prior filings, when the outstanding balances of the referenced loans were substantially larger than at year-end 2008 and more material in relation to the Company’s total assets or shareholders’ equity, the named executives received these advances from DPI in various increments during the five-year period from 1998 through 2002, primarily to finance portions of their investments in sponsored drilling programs. In the aggregate, the loans originally amounted to $283,508 for Mr. Daugherty, $237,633 for Mr. Barr and $211,268 for Mr. Wallen. Through year-end 2008, principal payments on the loans aggregated $194,444 or 69% of the total indebtedness for Mr. Daugherty, $183,268 or 77% for Mr. Barr and $183,268 or 87% for Mr. Wallen. Although the outstanding loan balances are not interest bearing, based on an assumed floating interest rate of 1% above prime, imputed interest on the outstanding balances for 2008 and 2007 would amount to $5,451 and $8,052, respectively, for Mr. Daugherty, $3,327 and $4,915, respectively, for Mr. Barr and $1,714 and $2,531, respectively, for Mr. Wallen. The Company will include imputed interest on these loans in the Summary Compensation Table for its future proxy statements, with explanatory footnote disclosure on the terms of the loans.
Engineering Comments Business Strategy, page 1
15.	Please reconcile your plans to limit capital expenditures in 2009 to $15 million, of which 80% is allocated to drilling, with the statement that you have up to 53 horizontal wells planned on your operated properties in 2009. Please clarify how you determined that this level of funding will be adequate to cover the cost of these wells.
Response to Comment No. 15
     The Company’s strategy for meeting its referenced drilling objectives despite a substantially reduced capital spending budget are initially disclosed at the end of the first bullet paragraph on page 1 of the Report as follows:
. . . To meet our 2009 drilling commitments and objectives, we are returning to our established partnership structure and sales network, which raised over $34 million for a non-operated program last year. We expect to maintain a 20% interest in this year’s program, which will increase to 35% after program payout.
     The Company’s historical reliance on sponsored drilling partnerships to share the costs of developing its operated properties, along with its plans for using that structure to implement its 2009 horizontal drilling initiatives, are described in several sections of the Report. Additional disclosure on this aspect of the Company’s business plan is initially provided on page 2 of the Report in the “Drilling Operations” section as follows:

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

     General. . . . Beginning in the second half of 2007, with our core Appalachian infrastructure in place, we changed our business model to limit our use of drilling partnerships to participation in non-operated plays, retaining all of our available working interest in wells drilled on operated properties through the end of 2008. To address part of the capital requirements for meeting this year’s drilling commitments and objectives, we are sponsoring a drilling partnership for up to $53.1 million to participate in our horizontal wells.
     The Company has updated this disclosure on its drilling plans for 2009 in its quarterly reports, including the initial closing of the private placement of interests in the referenced drilling partnership reported in its quarterly report on Form 10-Q for the quarter ended June 30, 2009. Accordingly, we do not believe further clarification on this issue in the 10-K/A would be useful or appropriate.
Risk Factors, page 14
We may be unable to recover our proved undeveloped reserves, page 16
16.	We note your disclosure stating that the ultimate recovery of your undeveloped reserves is uncertain. As defined in Rule 4-10(a) of Regulation S-X, proved reserves, whether they are developed or undeveloped, are limited to those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe describing the prospect of recovery as uncertain is consistent with this definition. Please remove any volumes for which recovery is not reasonably certain; and eliminate any disclosures suggesting otherwise.
Response to Comment No. 16
     This risk factor and related disclosures were originally added in connection with a 2007 review of the Company’s shelf registration statement and incorporated reports. In particular, it reflects responses to Item 16 of the staff’s comment letter dated August 3, 2007, requesting clarification of the Company’s reserve recovery risk disclosure based on its high percentage of proved undeveloped reserves at year-end 2006, “emphasizing the uncertainty about future development and production, and explaining the implications this may have on your results.” The Company believes that recovery of all volumes included in its reported 2008 year-end proved reserves is reasonably certain, consistent with Rule 4-10(a) of Regulation S-X, and will eliminate any disclosures in the 10-K/A suggesting otherwise, including the following proposed modifications to the referenced risk factor in the Report:
We may be unable to fully develop ~~recover~~ our ~~proved undeveloped reserves or resources from~~ unproved properties due to general economic conditions or capital constraints.
     ~~As of December 31, 2008, approximately ___26%~~Most of our oil and gas properties are ~~estimated proved reserves were~~ unproved, and ~~developed. The ultimate recovery of~~our ability to fully ~~un~~develop~~ed~~ this acreage ~~reserves~~ is uncertain. ~~Recovering these PUD reserves and d~~Developing our unproved properties will require significant capital expenditures for ~~and successful~~ drilling operations~~. The estimates of our proved undeveloped reserves assume that we will be able to make the necessary capital expenditures~~, and we may not have the capital or financing we need for their development. In addition, ~~Our reported reserves also assume the continuation of economic conditions at the time of the estimates, including~~ the costs associated with ~~reserve~~ developing~~ment~~ these resources is uncertain~~,~~ and ~~which~~ may increase disproportionately with commodity prices over time. Any of these factors could cause our actual results from future development initiatives to vary significantly from the results anticipated ~~results reflected~~ in our business plan~~reserve estimates~~.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

Financial Statements
Supplementary Oil and Gas Reserve Information, page F-19
17.	You state that all reserve estimates are to some degree speculative and the various classifications of reserves only constitute attempts to define the degree of speculation involved. As defined in Rule 4-10(a) of Regulation S-X, proved reserves are those quantities that you are reasonably certain to recover under existing economic and operating conditions. We do not believe labeling your reserves as speculative conveys the requisite degree of certainty. Please remove any portion of your reserves for which recovery is speculative and not reasonably certain; and modify disclosures concerning your confidence in these estimates accordingly.
Response to Comment No. 17
     The Company believes that recovery of its reported proved reserves is reasonably certain, consistent with Rule 4-10(a) of Regulation S-X, and proposes the following responsive modifications in the 10-K/A to the referenced paragraph of note 20 to the financial statements included in the Report:
     (a) General. Our estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves are summarized below. The reserve information is unaudited. The reserves were estimated by Wright & Company, Inc., independent petroleum engineers, in accordance with regulations of the Securities and Exchange Commission. Under those regulations, proved reserves are limited to estimated quantities of crude oil, natural gas and natural gas liquids (NGL) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, using prices and costs as of the date the estimate is made. ~~, using market or contract prices at the end of each of the years presented in the consolidated financial statements.~~ These prices and costs were applied, in accordance with those regulations, ~~held constant~~ over the estimated life of the reserves. ~~There are numerous uncertainties inherent in estimating quantities and values of proved oil and gas reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. All reserve estimates are to some degree speculative, and various classifications of reserves only constitute attempts to define the degree of speculation involved. Accordingly, oil and gas reserve information represents estimates only and should not be construed as being exact.~~
18.	We note that although you have significant changes to your reserves in all reporting periods, you have not provided explanations for those changes. Please disclose the reasons for these changes to comply with paragraph 11 of SFAS 69.
Response to Comment No. 18
     Although the narrative in paragraph (b) of note 20 to the financial statements in the Report includes an explanation for reserve additions and revisions at year-end 2008, the Company will expand its disclosure in the 10-K/A to include the reasons for changes in its reserves for all reported periods in accordance with paragraph 11 of SFAS 69. The proposed responsive disclosures are set forth below, together with related explanations for reserve revisions in response to Item 20 of the Comment Letter. The proposed disclosure will follow the table in paragraph (b) of note 20 to the financial statements, and the current narrative disclosure preceding the table will be deleted, other than the introductory sentence.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

     The reserve additions reflected in the table for 2008 resulted primarily from our transition to horizontal drilling in our Leatherwood field, which added 8.3 Bcfe to our proved developed reserves at year-end. However, our proved undeveloped (PUD) reserves at the end of 2008 were reduced by approximately 37 Bcfe or 64% from the prior year’s estimates, including a reduction of 16.2 Bcfe in Leatherwood. The reduction in these reserves resulted primarily from the loss of previously booked vertical PUD locations that were no longer economic based on 2008 year-end commodity prices and drilling costs. Year-end commodity prices used for the reserve estimates are provided in paragraph (c) below. While we expect many of the former vertical PUDs to be drilled horizontally with substantially better economics than vertical wells, we were only able to book a total of 14 horizontal PUD locations at the end of 2008, all in Leatherwood, based on restrictions for unconventional shale plays under the current reserve reporting rules.
     At the end of 2007, we added 23.3 Bcfe to our proved reserves from 82.15 net wells drilled during the year. The reserve additions were partially offset by approximately 5 Bcf from our election to terminate a farmout covering all but 25% of our interest in the CDX—Arkoma field and downward reserve revisions for our interests in the Leatherwood field, where our EURs were reduced by 27% based on year-end production rates. While an upgrade to the main suction line for the field was installed during 2007 to alleviate higher line pressures and allow production at previously projected rates, we were not able to lower field operating pressures to match those rates as new wells were turned on line during the year. The downward reserve revisions at the end of 2007 were partially offset by positive adjustments from higher year-end commodity prices.
     Our reported reserves at the end of 2006 reflect 28.1 Bcfe of additions from 65.46 net wells drilled during the year. Revisions to previous estimates resulted primarily from our first full year of production history in our Leatherwood field, where the build-out of our gas gathering infrastructure enabled us to bring a backlog of unconnected wells in line during the year. The lack of infrastructure and production history in Leatherwood in prior years had severely impacted reported reserves. Our positive performance related revisions at the end of 2006 were partially offset by negative adjustments from significantly lower year-end commodity prices.
19.	We see that you increased your proved oil reserves in 2008 by 2 million barrels due to revisions. Please provide us with the technical information and the basis for classifying those additional volumes as proved.
Response to Comment No. 19
     In January 2008, the Company began extracting NGL from its Appalachian gas production at its processing plant built for that purpose in Rogersville, Tennessee. Prior to that time, the Company had limited NGL sales, and reserves from estimated future NGL production were included in reported natural gas reserves in prior periods. This development and its background are described on page 6 of the Report in the “Producing Activities” section as follows:
     Liquids Extraction. In response to a tariff issued by the Federal Energy Regulatory Commission (FERC) limiting the upward range of energy content to 1.1 Dth per Mcf, we constructed a processing plant during 2007 with a joint venture partner in Rogersville, Tennessee to extract natural gas liquids (NGL) from our Appalachian production delivered

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

through the NGAS Gathering system. The plant was brought on line in January 2008, ensuring our compliance with the FERC tariff. Gas processing fees for liquids extraction are shared with our joint venture partner and are volume dependent. During 2008, our share of processing fees and NGL sales offset part of the reduction in energy-related yields from our Appalachian gas production. We expect to improve the realizations for our NGL sales with rail shipping arrangements being implemented this year, which should substantially reduce our transportation costs for extracted liquids.
     At year-end 2008, reported crude oil reserves increased from 500 Mbbls to 602 Mbbls. The remaining increase in reported oil and NGL reserves was entirely attributable to the commencement of NGL production during the year, which reduced associated natural gas reserves at year-end. In addition to the proposed disclosure in response to Item 18 of the Comment Letter, the Company proposes to address this point in the 10-K/A by including the following explanation to the expanded disclosure under note 20(b) to the financial statements, to be presented after the initial paragraph on 2008 reserve additions and revisions:
     The performance related revisions to our estimated reserves at the end of 2008 also reflect our first year of NGL extraction from our Appalachian natural gas production, which was undertaken in response to a tariff issued by the Federal Energy Regulatory Commission (FERC) limiting the upward range of energy content for transported natural gas to 1.1 Dth per Mcf. To comply with the tariff, we constructed a processing plant during 2007 with a joint venture partner in Rogersville, Tennessee to extract NGL from our Appalachian gas production delivered through our gathering system. The plant was brought on line in January 2008, ensuring our compliance with the FERC tariff. Prior to 2008, we had limited NGL sales, and reserves from estimated future NGL production were included in our natural gas reserves for prior periods. At year-end 2008, the positive performance revisions of our estimated oil and NGL reserves, amounting to 2,046 Mbbls, was attributable entirely to NGL processing, which reduced our estimated natural gas reserves at year end.
20.	Please tell us how much of your revisions for oil and gas reserves were due to price changes and how much were due to performance changes for each period.
Response to Comment No. 20
     We have included responsive disclosure on this point in the proposed discussion of reserve additions and revisions provided in our response to Item 18 of the Comment Letter.
Standardized Measure of Discounted Future Net Cash Flows. page F-20
21.	Based on your reported proved reserve volumes of 2,798 thousand barrels of oil and 61,131 million cubic feet of natural gas, and using the reported price of those commodities at December 31, 2008 of $40 per barrel of oil and $5.51 per Mcf of gas, it appears that future cash inflows would be approximately $449 million. Please reconcile this amount with the value of $375 million that you report.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

Response to Comment No. 21
     The reported price of $40 per barrel of oil and NGL at December 31, 3008 inadvertently omitted the blending computation used in the reserve estimates to account for the year-end price of $6.46 per Bbl for NGL. The Company proposes to address the disclosure error in the 10-K/A by adding the following proposed corrective disclosure to both note 20(c) and the second paragraph under the caption “Reserve Values” on page 6 of the Report. The revised disclosure is marked to show changes from page 6 of the Report and will be treated consistently in the related financial statement footnote.
     The prices used in the following estimates were based on prices we received for our oil and gas production at the end of each reported period, without escalation. Prices for production covered by our physical delivery contracts were applied for the term of the contracts and then reduced to year-end spot market prices for subsequent production. The prices as of December 31, 2008 had a weighted average of $5.51 per Mcf of natural gas and a blended price of $13.67 per Bbl of crude oil and NGL, comprised of $40.00 per Bbl ~~barrel~~ of ~~crude~~ oil and $6.46 per Bbl of NGL, compared to $7.39 per Mcf of natural gas and $87.98 per Bbl of oil at December 31, 2007 and $6.15 per Mcf and $56.88 per Bbl at December 31, 2006. The estimates are highly dependent on the year-end prices used in their computation ~~and are subject to considerable uncertainty~~.
22.	We note that while future operating costs utilized in your computation appear to be approximately $9 per barrel of oil equivalent, your current operating costs are actually over $19 per barrel of oil equivalent. Please reconcile this difference.
Response to Comment No. 22
     Several factors contribute to the referenced disparity in operating costs per barrel of oil equivalent (BOE). Most notably, for financial statement purposes, transportation charges of approximately $4.75 million or $7.15 per BOE are included in oil and gas production expenses. These amounts were primarily from NGL transportation cost and were not included in the future operating costs for the Company’s year-end 2008 reserve estimates. Instead, they were included as downward adjustments to price, which we believe is consistent with industry standards. In addition, certain expenses included in oil and gas production expenses do not relate directly to the production of the Company’s proved reserves, but are included in this classification for financial statement purposes. Approximately $833,000 of these expenses were recognized in 2008, comprised of shut in rental expense, delay rental expense and plugging and abandonment expense. This equates to a difference of approximately $1.25 per BOE. Higher average prices realized in 2008 compared to year-end pricing also caused a difference in 2008 severance costs, amounting to approximately $1.3 million or $1.97 per BOE, while future severance taxes in the Company’s year-end reserves were calculated at $1.30 per BOE. In the aggregate, these differences amount to $9.08 per BOE, accounting for most of the referenced disparity.
* * *

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
September 16, 2009

     If the revised disclosure is acceptable, Company will promptly file the proposed 10-K/A, with conforming disclosure in all of its future periodic reports and proxy statements under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate your consideration of these responses and look forward to receiving and addressing any further comments as promptly as practicable.

Yours very truly
/s/ Douglas Stahl

cc:	Douglas Brown NGAS Resources, Inc. Hall, Kistler & Company, LLP Wright & Company, Inc.

ANNEX A
Contributed Surplus Roll-Forward

Amount
Balance, December 31, 2005	$1,748,925
Accretion, Q-1	(88,213)
Accretion, Q-2	(88,213)
Accretion, Q-3	(88,213)
Accretion, Q-4	(88,213)

Balance, December 31, 2006	1,396,074
Accretion, Q-1	(88,213)
Accretion, Q-2	(88,213)
Accretion, Q-3	(88,213)
Accretion, Q-4	(88,213)

Balance, December 31, 2007	1,043,074
Accretion, Q-1	(88,213)
Accretion, Q-2	(88,213)
Accretion, Q-3	(88,213)
Accretion, Q-4	(88,213)

Balance, December 31, 2008	690,370
Accretion, Q-1	(88,213)
Accretion, Q-4	(88,213)

Balance, June 30, 2009	$513,944

ANNEX B
Exhibit 31.1
Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
     I, ~~In connection with the Annual Report of NGAS Resources, Inc. on Form 10-K for the year ended December 31, 2008, as filed with the Securities Exchange Commission on the date hereof under the Securities Exchange Act of 1934, as amended (the Exchange Act), the undersigned,~~ William S. Daugherty, certify~~ies pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a)~~ that:
     1. I have reviewed this amended annual report on Form 10-K of NGAS Resources, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report~~.~~;
     3. Based on my knowledge, the ~~consolidated~~ financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report~~.~~;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) ~~for the registrant~~ and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant~~,~~ and ~~we~~ have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control~~s~~ over financial reporting, or caused such internal control~~s~~ over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting~~.~~; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing similar functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control~~s~~ over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	~~a~~Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
September __, 2009

/s/ William S. Daugherty
William S. Daugherty
Chairman, Chief Executive Officer and President ~~March 11, 2009~~

B-1

Exhibit 31.2
Certification of Chief Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
     I, ~~In connection with the Annual Report of NGAS Resources, Inc. on Form 10-K for the year ended December 31, 2008, as filed with the Securities Exchange Commission on the date hereof under the Securities Exchange Act of 1934, as amended (the Exchange Act), the undersigned,~~ Michael P. Windisch, certify~~ies pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act~~ that:
     1. I have reviewed this amended annual report on Form 10-K of NGAS Resources, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by t6his report~~.~~;
     3. Based on my knowledge, the ~~consolidated~~ financial statements, and other financial information included in this ~~R~~report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented~~reported~~ in this ~~R~~report.
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) ~~under the Exchange Act~~) ~~for the Registrant~~ and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) ~~under the Exchange Act~~) for the registrant~~,~~ and ~~we~~ have:
(a)	~~d~~Designed such disclosure controls and procedures, or caused such disclosure controls and procedures ~~them~~ to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the ~~Reporting P~~period in which this report is being prepared;

(b)	~~d~~Designed such internal control~~s~~ over financial reporting, or caused such internal control over financial reporting ~~them~~ to be designed under our supervision, to provide reasonable assurance~~s~~ regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	~~e~~Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this~~e R~~report our conclusions about the effectiveness of th~~os~~e disclosure controls and procedures, as of the end of the ~~Reporting P~~period covered by this report based on such evaluation; and

(d)	~~d~~Disclosed in this~~e R~~report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth~~last~~ fiscal quarter in the case of an annual ~~of the R~~report~~ing~~) ~~Period~~ that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting~~.~~; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing similar functions):
(a)	~~a~~All significant deficiencies and material weaknesses in the design or operation of internal control~~s~~ over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	~~a~~Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
September __, 2009

/s/ Michael P. Windisch
Michael P. Windisch
Chief Financial Officer ~~March 11, 2009~~

B-2

Exhibit 32.1
Certification ~~of Chief Executive Officer~~
Pursuant to Rule 13a-14(b) or 15d-14(a) under the Securities Exchange Act of 1934 and
Section 1350 of Chapter 63 of Title 18 of the United States Code
     In connection with the amended Annual Report of NGAS Resources, Inc. (the “Company”) on Form 10-K ~~(the “Report”)~~ for the year ended December 31, 2008, as filed with the Securities Exchange Commission on the date hereof ~~under the Securities Exchange Act of 1934, as amended~~ (the “Report~~Exchange Act~~”), the undersigned~~, William S. Daugherty, Chairman, Chief Executive Officer and President of the Company,~~ hereby certify~~ies~~ pursuant to ~~Rule 13a-14(b) or 15d-14(a) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title~~ 18 U.S.C. § 1350~~of the United States Code,~~ that:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the date and for the periods reported therein.
September __, 2009

By:	/s/ William S. Daugherty
William S. Daugherty
Chairman, Chief Executive Officer and President

~~March 11, 2009~~

By:	/s/ Michael P. Windisch
Michael P. Windisch
Chief Financial Officer

~~Exhibit 32.2~~
~~Certification of Chief Financial Officer~~
~~Pursuant to Rule 13a-14(b) or 15d-14(a) under the Securities Exchange Act of 1934 and~~
~~Section 1350 of Chapter 63 of Title 18 of the United States Code~~
     ~~In connection with the Annual Report of NGAS Resources, Inc. (the “Company”) on Form 10-K (the “Report”) for the year ended December 31, 2008, as filed with the Securities Exchange Commission on the date hereof under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned, Michael P. Windisch, Chief Financial Officer of the Company, certifies pursuant to Rule 13a-14(b) or 15d-14(a) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, that:~~
     ~~1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and~~
     ~~2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the date and for the periods reported therein.~~

~~/s/ Michael P. Windisch~~
~~Michael P. Windisch~~
~~Chief Financial Officer March 11, 2009~~

B-3